

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 3233

November 30, 2016

<u>Via E-Mail</u>
Geoffrey Stuart Davis
Chief Financial Officer
Melco Crown Entertainment Limited
36th Floor, The Centrium
60 Wyndham Street
Central Hong Kong

> **Re: Melco Crown Entertainment Limited**
> **Form 20-F for the fiscal year ended December 31, 2015**
> **Filed April 12, 2016**
> **File No. 001-33178**

Dear Mr. Davis:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kristi Marrone

Kristi Marrone
Staff Accountant
Office of Real Estate and
  Commodities